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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 20, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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     BTM: US$8.65/ADR
BRTO3: R$9.75/1,000 shares
BRTO4: R$10.34/1,000 shares
Market Capitalization: R$5,431 million
ClosingPrice: February 18, 2003

Brasil Telecom S.A.

Consolidated Earnings
Release

Fourth Quarter of 2002
Non-audited

Brasília, February 19, 2003.

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Brasil Telecom S.A.

Brasil Telecom S.A. announces 4Q02 consolidated results
Brasilia, February19, 2003 – Brasil Telecom S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) announces its consolidated results for the fourth quarter (4Q02) and for the year of 2002 (12M02). The consolidation was elaborated in accordance with CVM Instruction 247/96 and includes the performance of BrT Serviços de Internet S.A. (BrTSI) – wholly owned subsidiary of Brasil Telecom S.A.

HIGHLIGHTS OF THE RESULTS

At the end of 4Q02, Brasil Telecom’s installed plant reached 10,548 thousand lines, stable in relation to the presented at the end of 3Q02. Lines in service (LIS) achieved 9,465 thousand lines in 4Q02, 2.6% and 9.6% above the plant registered in 3Q02 and 4Q01, respectively. This growth contributed for the increase of the utilization rate in the quarter, which reached 89.7% at the end of December, 2.2 p.p. and 3.5 p.p. above of the registered in 3Q02 and in 4Q01.

At the end of 4Q02, Brasil Telecom reached 168,4 thousand ADSL accesses sold, representing an increase of 42.4% and 314.4% in relation to 3Q02 and 4Q01, respectively. Considering the ADSL accesses in service, the Company reached 140.7 thousand, representing a growth of 29.8% and 309.2% in relation to 3Q02 and 4Q01, respectively.

Net revenue in 4Q02 grew 2.9% in relation to 3Q02, reaching R$1,874.0 million. In relation to the net revenue of the 4Q01, the increase was 14.7%. In the year, net revenue reached R$7,071.8 million, a growth of 14.8% in relation to 2001. Net revenue/Average LIS/month in 4Q02 reached R$66.8, stable in relation to the previous quarter.

Data communication revenue in 4Q02 reached R$142.1 million, stable in relation to 3Q02 and 75.2% higher in relation to 4Q01, representing 5.4% of the total gross revenue. In 2002, data communication revenue grew 55.5%, reaching R$505.0 million.

Total operating costs and expenses remained stable in 4Q02 in relation to the previous quarter, while cash cost presented a drop of 1.0% in the same period. In the accumulated of 2002, total costs grew 6.9% and cash cost grew 6.7%, reflecting the result of the cost reduction policy and the operational efficiency of Brasil Telecom.

Losses with accounts receivable dropped to 2.4% of gross revenue, reaching R$63.7 million. In relation to 3Q02, there was a drop of 7.4% due to the actions implemented by Brasil Telecom in order to recover the losses, as the “Christmas Campaign”, and to reduce bad debt, as the commercialization of the pre-paid phone.

In 4Q02, EBITDA was R$925.7 million, 7.3% above the R$863.0 million observed in 3Q02. In the year, EBITDA totaled R$3,353.2 million, a growth of 25.4% in relation to 2001, reflecting the growth of 14.8% in the net revenue, combined with the growth of 6.7% in the cash cost. The EBITDA margin reached 49.4% in 4Q02 and 47.4% in 2002. EBITDA/Average LIS/month grew 4.3% in 4Q02 to R$33.0.

The consolidated net debt (excluding inter-company loan and debentures with the parent company) dropped 4.8% in relation to September, reaching R$3,658.9 million at the end of December. Net debt/shareholders’ equity ratio of the Company was 30.6% at the end of December. Dollar denominated debt represented 6.8% of the total debt, totaling R$343.8 million at the end of 4Q02. Brasil Telecom had hedge for 34.7% of that indebtedness, being all debt maturing until December 2004 hedged against exchange variations. At the end of December, the debt average cost was 19.5% p.a., or 78.3% of the CDI.

Brasil Telecom’s free cash flow (operating activities — investment activities) reached R$1.0 billion in 2002.

Productivity of 1, 701 LIS/employee at the end of 4Q02, against 1,599 (+6.4%) in 3Q02. The higher productivity ratio was due to the increase of 2.6% in the plant in service in conjunction with the net reduction of 208 employees in the quarter.

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CONSOLIDATED INCOME STATEMENT

Table 1: Consolidated Income Statement

R$ Million	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months	12M01	12M02	Change in Year

GROSS REVENUES	2,241.5	2,540.9	2,619.4	3.1%	16.9%	8,458.4	9,839.7	16.3%
Local Service	981.4	1,064.7	1,108.4	4.1%	12.9%	3,725.1	4,121.1	10.6%
Public Telephony	77.5	86.6	87.1	0.6%	12.4%	274.2	341.8	24.6%
Long Distance Service	289.8	365.4	339.8	-7.0%	17.2%	1,085.1	1,363.7	25.7%
Fixed-Mobile Calls	487.2	563.0	580.4	3.1%	19.1%	1,805.3	2,176.8	20.6%
Interconnection	202.0	181.5	221.8	22.2%	9.8%	789.6	785.8	-0.5%
Lease of Means	53.6	51.4	54.8	6.6%	2.2%	204.8	235.5	15.0%
Data Communication	81.1	142.3	142.1	-0.2%	75.2%	324.7	505.0	55.5%
Supplementary and Value Added Services	64.2	73.7	78.3	6.2%	22.0%	216.5	278.8	28.8%
Other	4.7	12.3	6.7	-45.6%	41.3%	33.2	31.2	-6.1%

Deductions	(607.2)	(720.0)	(745.4)	3.5%	22.8%	(2,300.1)	(2,768.3)	20.4%
NET REVENUES	1,634.3	1,820.9	1,874.0	2.9%	14.7%	6,158.4	7,071.4	14.8%

COSTS & OPERATING EXPENSES	(863.4)	(957.9)	(948.3)	-1.0%	9.8%	(3,484.5)	(3,718.2)	6.7%
Personnel	(107.6)	(95.7)	(85.7)	-10.4%	-20.3%	(469.1)	(396.0)	-15.6%
Materials	(23.6)	(19.3)	(20.6)	6.6%	-12.6%	(103.6)	(85.3)	-17.7%
Subcontracted Services	(220.1)	(285.6)	(300.7)	5.3%	36.6%	(880.0)	(1,122.7)	27.6%
Interconnection	(342.4)	(382.7)	(406.4)	6.2%	18.7%	(1,260.0)	(1,526.5)	21.1%
Advertising and Marketing	(38.5)	(36.5)	(26.0)	-28.9%	-32.5%	(126.7)	(117.6)	-7.2%
Provisions and Losses	(76.9)	(78.4)	(56.2)	-28.4%	-27.0%	(331.7)	(292.7)	-11.8%
Lay-offs	(42.2)	(0.2)	-	N.A.	N.A.	(98.2)	(3.3)	-96.6%
Other	(12.1)	(59.4)	(52.7)	-11.3%	337.2%	(215.2)	(174.3)	-19.0%

EBITDA	770.9	863.0	925.7	7.3%	20.1%	2,673.9	3,353.2	25.4%
Depreciation and Amortization	(475.9)	(509.1)	(520.6)	2.2%	9.4%	(1,869.3)	(2,002.7)	7.1%

OPERATING PROFIT BEFORE FINANCIAL
RESULT	295.0	353.9	405.1	14.5%	37.3%	804.6	1,350.5	67.9%

Financial Result	(283.7)	(312.7)	(226.5)	-27.6%	-20.1%	(468.1)	(943.5)	101.6%
Financial Revenues	5.2	64.9	50.9	-21.5%	N.A.	178.1	201.6	13.2%
Financial Expenses	(57.1)	(263.0)	(187.4)	-28.7%	228.1%	(414.5)	(820.5)	98.0%
Interest on Shareholders' Equity	(231.7)	(114.6)	(90.0)	-21.5%	-61.2%	(231.7)	(324.7)	40.1%

OPERATING PROFIT AFTER FINANCIAL
RESULT	11.3	41.2	178.6	333.6%	N.A.	336.5	407.0	20.9%

Non-Operating Revenues (Expenses)	(37.8)	(31.2)	(33.0)	5.7%	-12.7%	(141.7)	(138.7)	-2.1%
Goodwill Amortization - CRT Acquisition	(31.0)	(31.0)	(31.0)	0.0%	0.0%	(124.0)	(124.0)	0.0%
Other	(6.8)	(0.2)	(2.0)	N.A.	-70.7%	(17.7)	(14.7)	-17.1%

EARNINGS BEFORE INCOME AND SOCIAL
CONTRIBUTION TAXES	(26.5)	10.0	145.6	N.A.	N.A.	194.8	268.3	37.7%

Income and Social Contribution Taxes	(9.4)	(11.7)	(41.6)	256.8%	342.0%	(94.4)	(111.4)	18.0%

EARNINGS BEFORE PROFIT SHARING	(35.9)	(1.7)	104.0	N.A.	N.A.	100.4	156.9	56.3%

Profit Sharing	(2.7)	(8.7)	(12.7)	45.8%	369.7%	(50.8)	(41.4)	-18.6%

EARNINGS BEFORE REVERSION OF
INTEREST ON SHAREHOLDERS' EQUITY	(38.6)	(10.4)	91.3	N.A.	N.A.	49.5	115.5	133.1%

Reversion of Interest on Shareholders' Equity	231.7	114.6	90.0	-21.5%	-61.2%	231.7	324.7	40.1%

NET EARNINGS	193.1	104.2	181.3	74.0%	-6.1%	281.2	440.1	56.5%

Goodwill Amortization - CRT Acquisition	31.0	31.0	31.0	0.0%	0.0%	124.0	124.0	0.0%

NET EARNINGS ADJUSTED BY GOODWILL
AMORTIZATION	224.1	135.2	212.3	57.0%	-5.3%	405.3	564.1	39.2%

Net Earnings (Losses)/1,000 shares - R$	0.3624	0.1932	0.3362	74.0%	-7.2%	0.5279	0.8163	54.6%
Net Earnings (Losses)/ADR - US$	0.4706	0.1550	0.2849	83.8%	-39.5%	0.6855	0.6918	0.9%

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OPERATING PERFORMANCE

PLANT

Table 2: Plant

	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months

Lines Installed (Thousand)	10,015	10,544	10,548	0.0%	5.3%
Additional Lines Installed (Thousand)	151	40	4	-90.6%	-97.5%

Lines in Service - LIS (Thousand)	8,638	9,228	9,465	2.6%	9.6%
Residential	6,281	6,695	6,862	2.5%	9.3%
Non-Residential	1,540	1,556	1,540	-1.0%	0.0%
Public Telephones	286	290	293	1.0%	2.6%
Pre-paid	-	154	206	34.0%	N.A.
Other (including PBX)	531	533	564	5.8%	6.2%
Additional LIS (Thousand)	270	288	237	-17.8%	-12.2%

Average LIS (Thousand)	8,503	9,084	9,347	2.9%	9.9%

LIS/100 Inhabitants	21.5	22.6	23.1	2.0%	7.5%
Public Telephones/1,000 Inhabitants	7.1	7.1	7.2	0.5%	0.7%
Public Telephones/100 Lines Installed	2.85	2.75	2.78	0.9%	-2.5%

Utilization Rate	86.3%	87.5%	89.7%	2.2 p.p.	3.5 p.p.

Digitization Rate	97.3%	98.8%	99.0%	0.1 p.p.	1.7 p.p.

ADSL Lines Sold (Thousand)	40.6	118.3	168.4	42.4%	314.4%
ADSL Lines in Service (Thousand)	34.4	108.4	140.7	29.8%	309.2%

Lines Installed	The installation of four thousand lines, against 40 thousand in the previous quarter, represents that the Brasil Telecom’s plant was sized to meet the quarter’s demand and to meet the universalization and quality goals established for 2002 in the concession contracts. In 2002, the installed plant grew 533 thousand lines.

Lines in Service	The plant in service grew 2.6% in 4Q02, to 9.5 million lines, representing a net addition of 237 thousand lines.

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The growth of the plant in service in 4Q02 mainly occurred in the residential segment, with net addition of 167 thousand terminals and in the pre-paid segment, with net addition of 52 thousand terminals. The pre-paid segment was developed with the specific purpose of combating default, being available only in switching centers with idle capacity. For this reason, the service is not subject to advertising campaign.

In 2002, Brasil Telecom added 827 thousand lines to the plant in service.

Utilization Rate	The installed plant stability, combined with the growth of the plant in service, resulted in the increase of 2.2 p.p. in the utilization rate in 4Q02. In the year, the utilization rate grew 3.5 p.p.

ADSL	At the end of 4Q02, Brasil Telecom reached 168.4 thousand ADSL accesses sold, representing an increase of 42.4% and 314.4% in relation to 3Q02 and 4Q01, respectively.

In 2002, Brasil Telecom put 106.3 thousand ADSL accesses in service, ending the year with 140.7 thousand.

For being part of Brasil Telecom’s strategy of shielding its clients base, the Company increased the ADSL sales efforts during 2002, mainly to residential clients with high purchase power and SOHO (Small Office Home Office), making this service available in neighborhoods where classes A and B are predominant.

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GOALS

Quality Goals	Brasil Telecom met the 35 quality goals from May to December 2002, with the exception of October, in which 34 targets were accomplished. The non-compliance of the goal – completion of 65% of DLD calls originated in the morning period – occurred due to the congestion of calls that used other carriers selection code. Considering the calls that used the carrier selection code 14, Brasil Telecom has been meeting all the 35 quality goals since May 2002.

Out of the 420 quality measurements made in 2002 (35 measurements/month), Brasil Telecom failed to meet only 10. This performance reflects the Company objective to become a reference in quality of the services.

2003 Universalization Goals	On January 22, 2003, Brasil Telecom announced that its branches will meet, up to February 28 of the same year, all universalization goals defined in the General Plan of Universalization Goals for the Switched Fixed Telecommunications Services, foreseen for December 31, 2003 in its concession contracts. The company will be conducting all the processes required to obtain the goals accomplishment certification in the lowest possible time.

The fulfillment of 2003 targets was accelerated in view of the acquisition of the PCS licenses to Brasil Telecom’s concession area. With the goals accomplishment certification, besides the possibility of operating in other regions, Brasil Telecom will be able to offer to its customers a complete and integrated portfolio of products, services and solutions, including mobile telephony and long distance inter-region and international calls.

In mobile telephony, the strategy is to offer a supplementary service to those already rendered. The integration of fixed and mobile services will bring synergy to Brasil Telecom, such as the use of

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existing infrastructure, call center sharing and billing system (one single bill for the client).

In the long-distance market, Brasil Telecom will offer to its customers the possibility of originating calls from its concession area to any place in the country and the world. The objective is to conquer a significant share in these segments, due to Brasil Telecom’s strong brand, which can be demonstrated by the Company’s expressive market share in the intra-sector and intra-region segments.

TRAFFIC

Table 3: Plant

	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months

Exceeding Local Pulses (Million)	3,493	3,298	3,256	-1.3%	-6.8%

Domestic Long Distance Minutes (Million)	1,424	1,922	1,756	-8.6%	23.3%

Fixed-Mobile Minutes (Million)	1,074	1,111	1,143	2.8%	6.4%
VC-1	990	1,001	1,021	2.1%	3.2%
VC-2	74	99	108	9.4%	45.8%
VC-3	10	12	14	13.2%	39.4%

Exceeding Pulses/Avg. LIS/Month	136.9	121.0	116.1	-4.1%	-15.2%
DLD Minutes/Avg. LIS/Month	55.8	70.5	62.6	-11.2%	12.2%
Fixed-Mobile Minutes/Avg. LIS/Month	42.1	40.8	40.8	0.0%	-3.2%

Billed Local Pulses	Brasil Telecom billed 3.3 billion pulses in 4Q02, totaling 13.0 billion in 2002. In relation to 3Q02, there was a drop of 1.3%, explained by the combination of some factors:

• Seasonality – drop in the volume of local calls in the last 10 days of December, due to Christmas week;
• Profile of new subscribers – use only the monthly franchise of 100 pulses;
• ADSL sale – that reduces the number of dialed accesses for the Internet.

Domestic Long Distance Traffic	DLD traffic was 1.8 billion minutes in 4Q02, against 1.9 billion in the previous quarter. In the year, DLD traffic grew 29.8%, reaching 7.2 billion minutes.

While the 3Q02 had 66 working days, the 4Q02, even having 64 working days, has a peculiarity due to the Christmas’ holiday. The last 10 days of December showed a lower daily traffic than the remaining of the quarter, leading to the reduction of DLD traffic in comparison to 3Q02. Besides that, Brasil Telecom’s network registered short length calls, concentrated in the reduced and super-reduced times, indicating a predominance of the residential clients in the DLD traffic.

However, when comparing the traffic per working day (considering the period of December 23-31 as a holiday), Brasil Telecom registered approximately 29.1 million DLD minutes in 3Q02, against 30,3 million in 4Q02, representing a 4.0% growth.

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DLD Market Share	Within its continuous improvement policy of the operational support systems, Brasil Telecom optimized all the process related to DLD call ticket control, resulting in the increase of market share in 4Q02, compared to 3Q02. These market share gains do not represent higher revenues to Brasil Telecom, reflecting only a more efficient ticket control.

Fixed-Mobile Traffic	Fixed-mobile traffic grew 2.8% in 4Q02 in relation to 3Q02, reaching 1.1 billion minutes. This growth reflects the 2.9% expansion of the average plant in service.

In 2002, fixed-mobile traffic totaled 4.4 billion minutes, a growth of 10.1% in relation to 2001.

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FINANCIAL PERFORMANCE

REVENUE

Table 4: Consolidated Gross Operating Revenue

R$ Million	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months	12M01	12M02	Change in Year

GROSS REVENUES	2,241.5	2,540.9	2,619.4	3.1%	16.9%	8,458.4	9,839.7	16.3%

Local Service	981.4	1,064.7	1,108.4	4.1%	12.9%	3,725.1	4,121.1	10.6%
Installation	14.7	7.1	5.8	-18.4%	-60.5%	70.4	32.6	-53.7%
Basic Subscription	599.8	682.7	727.6	6.6%	21.3%	2,218.8	2,656.6	19.7%
Measured Service	297.5	345.6	345.9	0.1%	16.3%	1,314.6	1,314.8	0.0%
Lease of Lines	1.8	1.0	0.8	-20.5%	-56.0%	8.5	5.2	-38.8%
Other	67.5	28.3	28.3	0.1%	-58.1%	112.8	111.9	-0.8%

Public Telephony	77.5	86.6	87.1	0.6%	12.4%	274.2	341.8	24.6%

Long Distance Service	289.8	365.4	339.8	-7.0%	17.2%	1,085.1	1,363.7	25.7%
Intra-Sector	214.3	272.6	256.6	-5.9%	19.7%	806.2	1,029.0	27.6%
Intra-Region	75.3	92.6	83.1	-10.2%	10.3%	278.2	334.1	20.1%
Borderline	0.2	0.2	0.1	-49.7%	-47.8%	0.7	0.6	-16.5%

Fixed-Mobile Calls	487.2	563.0	580.4	3.1%	19.1%	1,805.3	2,176.8	20.6%
VC1	416.0	464.0	464.2	0.0%	11.6%	1,548.4	1,791.8	15.7%
VC2	62.2	87.2	101.2	16.1%	62.8%	224.0	336.2	50.1%
VC3	9.1	11.8	15.0	27.0%	64.5%	32.9	48.8	48.2%

Interconnection	202.0	181.5	221.8	22.2%	9.8%	789.6	785.8	-0.5%
Fixed-Fixed	156.4	139.1	171.7	23.5%	9.8%	613.2	607.1	-1.0%
Mobile-Fixed	45.6	42.4	50.1	18.0%	9.9%	176.4	178.7	1.3%

Lease of Means	53.6	51.4	54.8	6.6%	2.2%	204.8	235.5	15.0%

Data Communication	81.1	142.3	142.1	-0.2%	75.2%	324.7	505.0	55.5%

Supplementary and Value Added Services	64.2	73.7	78.3	6.2%	22.0%	216.5	278.8	28.8%

Other	4.7	12.3	6.7	-45.6%	41.3%	33.2	31.2	-6.1%

Deductions	(607.2)	(720.0)	(745.4)	3.5%	22.8%	(2,300.1)	(2,768.3)	20.4%
NET REVENUES	1,634.3	1,820.9	1,874.0	2.9%	14.7%	6,158.4	7,071.4	14.8%

Local Service	The local service revenue grew 4.1% in 4Q02, fueled by the growth of 2.9% in the average plant in service. In the year, the local service revenue grew 10.6%, reflecting the 12.6% growth in the average plant in service, combined with the readjustment of 8.3% in the local service basket in July 2002.

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Installation revenue totaled R$5.8 million in 4Q02, a decrease in relation to 3Q02, due to the drop of 18.9% in the number of billed installations (total installations — promotional plans with exemption of installation fee).

The growth of 6.6% in the basic subscription revenue in the quarter is explained by the increase of 2.9% in the average terminals in service, combined with the lower average discount in the basic subscription fee in view of the lower quantity of promotional plans sold.

The measured service revenue remained stable in relation to the previous quarter, reaching R$345.9 million in 4Q02.

Other local service revenues were comprised of address change — R$9.2 million (drop of 5.2% in relation to 3Q02), local collect call — R$16.0 million (drop of 1.3% in relation to 3Q02) and rural telephony — R$2.9 million (growth of 6.2% in relation to 3Q02). In the year, these revenues reached R$38.6 million, R$62.1 million and R$11.1 million, respectively.

Public Telephony	The public telephony revenue reached R$87.1 million in 4Q02, stable in relation to 3Q02. In the year, the public telephony revenue grew 24.6% to R$341.8 million.

In 4Q02, 1.5 billion credits were sold, surpassing the volume sold in the previous quarter by 6.5%. However, R$52 million credits were used in other concession areas, 19% above that registered in 3Q02, thus increasing the revenue transfer to other carriers.

Domestic Long Distance	The domestic long distance revenue in 4Q02 was R$339.8 million, against R$364.5 million in the previous quarter, reflecting the traffic profile observed in 4Q02.

Fixed-Mobile	Fixed-mobile call revenue grew 3.1% in 4Q02, reaching R$580.4 million, resulting from the higher fixed-mobile traffic in the quarter (+2,8%).

In 2002, the 10.1% growth in the traffic, combined with the readjustment of 9.9% for VC-1 tariff and 8.8% for the VC-2 and VC-3 tariffs in February, resulted in the increase of 2.6% in the revenue with fixed-mobile calls.

Interconnection	Interconnection revenue registered a growth of 22.2% in the quarter, reflecting, mainly, the agreements to carry other operators inter-region DLD traffic inside Brasil Telecom’s concession area, which amounted to R$14.8 million in 4Q02. Besides that, Brasil Telecom registered one-time revenue due by other operators, amounting to R$13.8 million.

On December 6, 2002, Anatel published Acts 31,962 and 31,963, authorizing TU-RIU and TU-RL readjustment retroactively to June 25, 2002. The authorized average readjustment was 1.65% for TU-RL and 5.02% for TU-RIU.

Lease of Means	In 4Q02, lease of means revenue was R$54.8 million, 6.6% above the R$51.4 million registered in the previous quarter. In the year, lease of means revenue presented a growth of 15.0%, reaching R$235.5 million.

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Data Communication	In the year, the revenue with data communication grew 55.5% to R$505.0 million. As a percentage of gross revenue, the data communication revenue reached 5.1% in2002, against 3.8% in2001. The improved performance in the year reflects Brasil Telecom’s strategy to expand in data communication, which can be verified by the growth of 309.2% in the number of ADSL accesses in service.

The data communication revenue in 4Q02 reached R$142.1 million, stable in relation to 3Q02.

The following movements occurred in the quarter:

•	29.8% growth in the number of ADSL accesses in service, totaling 140,7 thousand by the end of 4Q02;
•	23.6% growth in the number of IP accesses billed;
•	14.2% growth in the number of Frame Relays in service;
•	13.5% drop in the number of Dialnet accesses billed; and
•	4.7% growth in the number of SLDD accesses billed.

Supplementary and Value-Added Services	Supplementary and value-added services revenue increased 6.2% in 4Q02 to R$78.3 million, reflecting, mainly, the growth of 14.6% in 0800 service billed minutes and the increase of 5.2% in the activated intelligent services.

Activated intelligent services, among which can be highlighted virtual answering machine, follow-me, call waiting and caller ID, totaled 4.1million at the end of 4Q02. Considering Brasil Telecom’s lines in service that have at least one activated intelligent service, intelligent service penetration was 27.5% by the end of December, against 26.7% by the end of September.

Gross Revenue Deductions	Gross revenue deductions reached R$745.4 million in 4Q02, an increase of 3.5% in relation to 3Q02.

As a percentage of gross revenue, excluding interconnection and lease of means revenues (revenues that do not apply the State VAT tax ICMS), deductions reached 31.8% in the quarter, against 31.2% in the previous quarter.

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Net Operating Revenue/Average LIS/month	The net operating revenue/average LIS/month registered in 4Q02 was R$66.8, stable in relation to the previous quarter.

In 2002, net operating revenue/average LIS/month grew 2.0%, reaching R$65.1.

COSTS AND EXPENSES

Table 5: Consolidated Costs and Operating Expenses

R$ Million	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months	12M01	12M02	Change in Year

NET REVENUES	1,634.3	1,820.9	1,874.0	2.9%	14.7%	6,158.4	7,071.4	14.8%

Costs	(1,018.2)	(1,137.3)	(1,151.6)	1.3%	13.1%	(3,989.2)	(4,446.6)	11.5%
Personnel	(42.8)	(31.2)	(26.2)	-16.1%	-38.9%	(185.8)	(144.6)	-22.2%
Materials	(20.2)	(17.6)	(18.4)	4.9%	-8.6%	(91.7)	(78.8)	-14.2%
Subcontracted Services	(438.7)	(526.7)	(547.6)	4.0%	24.8%	(1,689.3)	(2,057.8)	21.8%
Interconnection	(342.4)	(382.7)	(406.4)	6.2%	18.7%	(1,260.0)	(1,526.5)	21.1%
Other	(96.3)	(144.0)	(141.2)	-1.9%	46.7%	(429.2)	(531.4)	23.8%
Depreciation and Amortization	(462.2)	(487.3)	(493.6)	1.3%	6.8%	(1,820.7)	(1,917.8)	5.3%
Other	(54.4)	(74.6)	(65.8)	-11.8%	21.1%	(201.6)	(247.7)	22.9%

GROSS PROFIT	616.1	683.6	722.3	5.7%	17.2%	2,169.2	2,624.7	21.0%

Sales Expenses	(103.5)	(131.3)	(132.5)	0.9%	28.1%	(398.9)	(498.2)	24.9%
Personnel	(29.3)	(28.8)	(29.3)	1.8%	0.1%	(135.8)	(109.9)	-19.0%
Materials	(0.4)	(0.8)	(0.6)	-33.6%	38.6%	(3.4)	(2.1)	-39.2%
Subcontracted Services	(70.7)	(101.1)	(94.2)	-6.8%	33.2%	(251.1)	(368.9)	46.9%
Advertising and Marketing	(38.5)	(36.5)	(26.0)	-28.9%	-32.5%	(126.7)	(117.6)	-7.2%
Other	(32.2)	(64.6)	(68.2)	5.6%	111.8%	(124.4)	(251.3)	102.0%
Depreciation and Amortization	(1.0)	(1.0)	(1.4)	45.8%	47.8%	(4.5)	(4.3)	-4.3%
Other	(2.1)	0.4	(7.0)	N.A.	235.4%	(4.1)	(13.0)	215.0%

General and Administrative Expenses	(119.3)	(101.5)	(110.3)	8.7%	-7.5%	(428.5)	(438.2)	2.3%
Personnel	(31.9)	(29.2)	(25.3)	-13.4%	-20.6%	(122.1)	(119.0)	-2.6%
Materials	(1.9)	(0.7)	(1.1)	50.8%	-41.3%	(6.4)	(3.2)	-49.6%
Subcontracted Services	(81.0)	(65.6)	(78.2)	19.2%	-3.4%	(280.0)	(292.6)	4.5%
Depreciation and Amortization	(2.4)	(3.8)	(3.5)	-6.3%	46.5%	(11.6)	(14.3)	23.5%
Other	(2.2)	(2.2)	(2.2)	-2.4%	1.3%	(8.4)	(9.1)	8.8%

Information Technology	(40.3)	(45.4)	(54.1)	19.1%	34.3%	(156.8)	(192.7)	22.9%
Personnel	(3.6)	(6.5)	(5.0)	-23.8%	36.5%	(25.4)	(22.4)	-11.6%
Materials	(1.1)	(0.2)	(0.5)	168.3%	-54.8%	(2.1)	(1.2)	-39.2%
Subcontracted Services	(10.7)	(11.5)	(13.0)	13.8%	22.3%	(46.3)	(47.4)	2.3%
Depreciation and Amortization	(10.3)	(17.1)	(22.0)	28.6%	113.1%	(32.4)	(66.2)	104.3%
Other	(14.6)	(10.2)	(13.6)	33.8%	-6.5%	(50.6)	(55.5)	9.5%

Provisions and Losses	(76.9)	(78.4)	(56.2)	-28.4%	-27.0%	(331.7)	(292.7)	-11.8%
Doubtful Accounts	(64.3)	(68.8)	(63.7)	-7.4%	-0.9%	(323.7)	(263.5)	-18.6%
Contingencies	(12.6)	(9.6)	7.5	N.A	N.A	(8.0)	(29.2)	263.8%

Lay-Offs	(42.2)	(0.2)	-	N.A.	N.A.	(98.2)	(3.3)	-96.6%

Other Operating Revenues (Expenses)	61.1	27.2	35.9	32.0%	-41.3%	49.5	151.0	204.9%

OPERATING PROFIT BEFORE FINANCIAL RESULTS	295.0	353.9	405.1	14.5%	37.3%	804.6	1,350.5	67.9%

R$ Million	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months	12M01	12M02	Change in Year

COSTS AND OPERATING EXPENSES	(1,339.4)	(1,467.0)	(1,468.8)	0.1%	9.7%	(5,353.8)	(5,720.8)	6.9%
Depreciation and Amortization	(475.9)	(509.1)	(520.6)	2.2%	9.4%	(1,869.3)	(2,002.7)	7.1%
Interconnection	(342.4)	(382.7)	(406.4)	6.2%	18.7%	(1,260.0)	(1,526.5)	21.1%
Subcontracted Services	(220.1)	(285.6)	(300.7)	5.3%	36.6%	(880.0)	(1,122.7)	27.6%
Personnel	(107.6)	(95.7)	(85.7)	-10.4%	-20.3%	(469.1)	(396.0)	-15.6%
Provisions and Losses	(76.9)	(78.4)	(56.2)	-28.4%	-27.0%	(331.7)	(292.7)	-11.8%
Materials	(23.6)	(19.3)	(20.6)	6.6%	-12.6%	(103.6)	(85.3)	-17.7%
Advertising and Marketing	(38.5)	(36.5)	(26.0)	-28.9%	-32.5%	(126.7)	(117.6)	-7.2%
Lay-Offs	(42.2)	(0.2)	-	N.A.	N.A.	(98.2)	(3.3)	-96.6%
Other	(12.1)	(59.4)	(52.7)	-11.3%	337.2%	(215.2)	(174.3)	-19.0%

R$ Million	4Q01	3Q02	4Q02	Change in Quarter	Change in 12 Months	12M01	12M02	Change in Year

COSTS AND OPERATING EXPENSES	(1,339.4)	(1,467.0)	(1,468.8)	0.1%	9.7%	(5,353.8)	(5,720.8)	6.9%
(+) Depreciation and Amortization	475.9	509.1	520.6	2.2%	9.4%	1,869.3	2,002.7	7.1%
(=) CASH COST	(863.4)	(957.9)	(948.3)	-1.0%	9.8%	(3,484.5)	(3,718.2)	6.7%

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Costs and Operating Expenses	Total costs and operating expenses remained stable in 4Q02 in relation to the previous quarter, totaling R$1,468.8 million. In the year, the operating costs and expenses grew 6.5%, reaching R$5,720.8 million.

The cash cost (costs and operating expenses, excluding the depreciation and amortization) was R$948.3 million in 4Q02, a drop of 1.0% in relation to the previous quarter. In 2002, the cash cost grew 6.7%, R$3,718.2 million.

The costs and operating expenses variations in the quarter and in the year were lower than the net revenues variations in the same periods, reflecting the results of the cost reduction program and the constant pursuit for operational efficiency.

Net reduction of 208 employees in the quarter	Brasil Telecom had 5,565 employees at the end of 2002, against 5,733 at the end of September. The net reduction of 208 employees in the quarter is a result of 306 dismissals and 98 admissions.

Personnel	Personnel costs and expenses dropped 10.4% in 4Q02, reaching R$85.7 million, mainly due to the drop of 4.7% in the average number of employees, from 5,948 in 3Q02 to 5.669 in 4Q02.

Productivity	Brasil Telecom reached a productivity ratio of 1,701 LIS/employee in 4Q02, representing an increase of 6.4% in relation to the presented in 3Q02. This improvement was due to the increase of 2.6% in the plant in service combined with the net reduction of 208 employees in the quarter.

In relation to 4Q01, the productivity ratio increased 55.1%, resulting from the 9.6% growth of the plant in service, combined with the optimization of internal processes and the outsourcing of call centers, resulting in the net reduction of 2.312 employees.

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Materials	Material costs and expenses reached R$20.6 million in 4Q02, against R$19.3 million in the previous quarter.

Subcontracted services	Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, reached R$300.7 million in 4Q02, representing a growth of 5.3% in relation to 3Q02. The higher expenses with subcontracted services are explained due to the growth of:

	•	R$2.8 million in expenses with subcontracted collection services and with mail services used in the “Christmas Campaign”. This campaign was developed by the Collection Department and resulted in the recover of R$11.5 million, accounted for as effective losses, and in the reversion of R$2.8 million, accounted for as provision for doubtful accounts.
	•	R$2.5 million related to expenses with regular services, as surveillance, cleaning and conservation; and
	•	R$1.7 million related to costs with electric energy, arising from the collection of extra rates and charges in the states that were under energy rationing.

Interconnection	Interconnection costs totaled R$406.4 million in 4Q02, an increaseof 6.2% in relation to 3Q02. This increase reflects the growth of 2.8% in the fixed-mobile traffic, combined with the payment, retroactive to 1998, of R$6.3 million for using other operators’ networks.

Losses with Accounts Receivable/Gross Operating Revenue dropped to 2.4%	Losses with accounts receivable reached R$63.7 million, a drop of 7.4% in relation to 3Q02. As a percentage of gross revenues, the losses with accounts receivable reached 2.4%, a drop of 0.3 p.p. in relation to the previous quarter. This drop was due to several actions implemented by Brasil Telecom, among which we highlight:

	•	The Christmas Campaign, which was comprised of discounts from 30% to 80% to customer debt settlement, for bills overdue from 90 days over, resulting in the recovery of R$11.5 million and the reversal of R$2.8 million in the provision for doubtful accounts; and

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•	Growth of 52 thousand pre-paid lines in service in 4Q02. Such telephones are offered to customers with credit problems and are available only in switching centers with idle capacity, not being object of advertising campaigns.

Accounts Receivable	Deducting the provision for doubtful accounts of R$153.8 million, Brasil Telecom’s net accounts receivable totaled R$1,542.9 million at the end of December of 2002.

	Table 6: Gross Accounts Receivable

		Dec/01	Mar/02	Jun/02	Sep/02	Dec/02

	Total (R$ Million)	1,374.5	1,478.2	1,538.3	1,676.5	1,696.6
	Due	56.5%	56.3%	57.7%	58.8%	56.4%
	Overdue (up to 30 days)	20.9%	18.3%	18.1%	17.7%	19.3%
	Overdue (between 31-60 days)	7.8%	9.1%	7.3%	5.6%	7.1%
	Overdue (between 61-90 days)	4.7%	4.7%	4.4%	4.3%	4.0%
	Overdue (over 90 days)	10.0%	11.6%	12.5%	13.5%	13.3%

Provision for Contingencies	In 2002, Brasil Telecom updated its provisions for contingencies, resulting in an increase of R$29.2 million of the provisions, in relation to an increase of R$8.0 million made in 2001.

	In 4Q02, the provisions for contingencies registered a positive net result of R$7.5 million, against a negative net result of R$9.6 million in 3Q02.

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Other Costs and Operating Expenses/Revenues	Other costs and operating expenses / revenues in 4Q02 were comprised of R$88.6 million in expenses and R$35.9 million in revenues, resulting in a net expense of R$52.7 million.

The revenues were mainly comprised of:

	•	Fines related to the delay in the payment of accounts totaling R$18.0 million; and
	•	Revenues with billing and collection totaling R$3.6 million.

The expenses were mainly comprised of:

	•	Pole rentals, totaling R$16.8 million;
	•	Rental of domain ranges in highways to backbone passage in the amount of R$13.3 million; and
	•	Commercial lease of R$10.2 million.

EBITDA

Table 7: EBITDA Margin – Gains and Losses

R$ Million	4Q01	Vertical	3Q02	Vertical	4Q02	Vertical	Change in Quarter	Change in 12 Months

GROSS REVENUES	2,241.5	137.2%	2,540.9	139.5%	2,619.4	139.8%	0.2 p.p.	2.6 p.p.
Local Service	981.4	60.0%	1,064.7	58.5%	1,108.4	59.1%	0.7 p.p.	-0.9 p.p.
Public Telephony	77.5	4.7%	86.6	4.8%	87.1	4.6%	-0.1 p.p.	-0.1 p.p.
Long Distance Service	289.8	17.7%	365.4	20.1%	339.8	18.1%	-1.9 p.p.	0.4 p.p.
Fixed-Mobile Calls	487.2	29.8%	563.0	30.9%	580.4	31.0%	0.1 p.p.	1.2 p.p.
Interconnection	202.0	12.4%	181.5	10.0%	221.8	11.8%	1.9 p.p.	-0.5 p.p.
Lease of Means	53.6	3.3%	51.4	2.8%	54.8	2.9%	0.1 p.p.	-0.4 p.p.
Data Communication	81.1	5.0%	142.3	7.8%	142.1	7.6%	-0.2 p.p.	2.6 p.p.
Supplementary and Value Added Services	64.2	3.9%	73.7	4.0%	78.3	4.2%	0.1 p.p.	0.3 p.p.
Other	4.7	0.3%	12.3	0.7%	6.7	0.4%	-0.3 p.p.	0.1 p.p.

Deductions	(607.2)	-37.2%	(720.0)	-39.5%	(745.4)	-39.8%	-0.2 p.p.	-2.6 p.p.
NET REVENUES	1,634.3	100.0%	1,820.9	100.0%	1,874.0	100.0%	-	-

COSTS & OPERATING EXPENSES	(863.4)	-52.8%	(957.9)	-52.6%	(948.3)	-50.6%	2.0 p.p.	2.2 p.p.
Personnel	(107.6)	-6.6%	(95.7)	-5.3%	(85.7)	-4.6%	0.7 p.p.	2.0 p.p.
Materials	(23.6)	-1.4%	(19.3)	-1.1%	(20.6)	-1.1%	0.0 p.p.	0.3 p.p.
Subcontracted Services	(220.1)	-13.5%	(285.6)	-15.7%	(300.7)	-16.0%	-0.4 p.p.	-2.6 p.p.
Interconnection	(342.4)	-20.9%	(382.7)	-21.0%	(406.4)	-21.7%	-0.7 p.p.	-0.7 p.p.
Advertising and Marketing	(38.5)	-2.4%	(36.5)	-2.0%	(26.0)	-1.4%	0.6 p.p.	1.0 p.p.
Provisions and Losses	(76.9)	-4.7%	(78.4)	-4.3%	(56.2)	-3.0%	1.3 p.p.	1.7 p.p.
Lay-offs	(42.2)	-2.6%	(0.2)	0.0%	-	0.0%	0.0 p.p.	2.6 p.p.
Other	(12.1)	-0.7%	(59.4)	-3.3%	(52.7)	-2.8%	0.5 p.p.	-2.1 p.p.

EBITDA	770.9	47.2%	863.0	47.4%	925.7	49.4%	2.0 p.p.	2.2 p.p.

EBITDA of R$926 million in 4Q02	Brasil Telecom’s EBITDA was R$925.7 million in 4Q02, surpassing by R$62.7 million the result obtained in 3Q02, representing a growth of 7.3%.

In 2002, EBITDA grew 25.4%, R$3,353.2 million.

EBITDA Margin	In 2002, Brasil Telecom’s EBITDA margin grew 4.0 p.p., 47.4%, reflecting the growth of 14.8% in net revenues, combined with a 6.7% reduction in cash costs.

EBITDA margin in 4Q02 reached 49.4%, 2.0 p.p. above the previous quarter. The major accounts that impacted EBITDA margin in 4Q02 were:

• Growth of 22.2% in interconnection revenues;
• Growth of 4.1% in local service revenues;

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	•	Drop of 7.0% in long-distance revenues;
	•	Drop of 28.4% in expenses with provisions and losses;
	•	Drop of 10.4% in costs and expenses with personnel; and
	•	Growth of 5.3% in expenses with subcontracted services.

EBITDA / Average LIS / month	In 4Q02, EBITDA / Average LIS / month reached R$33.0, 4.3% and 9.2% above the R$31.7 and R$30.2 registered in 3Q02 and 4Q01, respectively.

In 2002, EBITDA / Average LIS / month presented a growth of 11.4%, totaling R$30.9. This means that EBITDA grew more than the average plant in service (25.4% against 12.6%), result of the improved operational efficiency of Brasil Telecom.

FINANCIAL RESULT

	Table 8: Consolidated Financial Result

	R$ million	3Q02	4Q02	Change in	12M02

	Financial Revenue	64.9	50.9	-21.5%	201.6
	Local Currency	36.0	75.0	108.1%	170.8
	Foreign Currency	28.8	(24.1)	N.A.	30.8
	Financial Expense	(262.9)	(187.4)	-28.7%	(820.5)
	Local Currency	(177.4)	(208.1)	17.3%	(675.4)
	Foreign Currency	(85.6)	20.6	N.A.	(145.2)
	Interest on Shareholders' Equity	(114.6)	(90.0)	-21.5%	(324.7)

	Financial Result	(312.7)	(226.5)	-27.5%	(943.5)

Financial Revenue	The higher financial revenue in local currency was due to the gains from the higher volume of financial investments.

	The financial revenue in foreign currency presented a negative result due to losses with swap contracts, reflecting the appreciation of the real against the dollar.

Despesa Financeira	The higher financial expense in local currency reflects the increase of the SELIC rate in the last months of the year, combined with the growth of total debt.

	The financial expense in foreign currency presented a positive result due to the gains with exchange variation, reflecting the appreciation of the real against the dollar.

Interest on Shareholders’ Equity	The Interest on Shareholders’ Equity of R$90.0 million accounted for as financial expense in 4Q02 refers to the complementary credit relative to the period of 2002, as approved in the Brasil Telecom S.A.’s Board of Directors Meeting held on October 30, 2002.

	In the year, Brasil Telecom credited R$324.7 million in Interest on Shareholders’ Equity related to 2002, which should be attributed to the mandatory dividends and which payments will be defined in the General shareholders’ Meeting of 2003. This amount is 48.5% higher that the minimum dividend foreseen in the Company’s By-Laws (considering the credit of the same amount to all classes of shares), that would be R$218.6 million, equal to 3% of the Shareholders’ Equity on December 31, 2002.

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Table 9: Interest on Shareholders’ Equity Credited in 2002

Date of Deliberation	Date of Credit	Brazilian "Ex-Date"	Total Amount Credited (R$)	Gross Amount per 1,000 Shares (R$)	Net Amount per 1,000 Shares (R$)

3/27/2002	3/31/2002	4/10/2002	80,056,000	0.149116544573	0.126749062887
3/27/2002	5/31/2002	5/31/2002	40,000,000	0.074492493818	0.063318619745
3/27/2002	8/30/2002	9/6/2002	114,594,000	0.213298691024	0.181303887370
10/30/2002	10/31/2002	11/12/2002	50,000,000	0.093230330361	0.079245780807
10/30/2002	11/29/2002	12/10/2002	40,000,000	0.074696239745	0.063491803783

OTHER ITEMS

Amortization of Reconstituted Goodwill	In 4Q02, Brasil Telecom amortized R$31.0 million in reconstituted goodwill from CRT acquisition (which has no impact on cash flow and on the distribution of dividends), accounted for as non-operating expenses.

NET EARNINGS

Net earnings grew 74.0% in 4Q02 in relation to 3Q02, totaling R$181.3 million (R$0.3362/1,000 shares). In 2002, net earnings reached R$440.1 million (R$0.8163/1,000 shares), a growth of 56.5% over the previous year.

The net earnings/ADR were US$0.2849 in 4Q02 (US$0.6918 in the accumulated of 2002), a growth of 83.8% in relation to 3Q02, reflecting the growth of 74.0% in the net earnings of the period combined with the appreciation of the real against the dollar.

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BALANCE SHEET

Table 10: Consolidated Balance Sheet

R$ Million	Dec/01	Sep/02	Dec/02

CURRENT ASSETS	2,088.2	2,625.1	3,469.7

Cash and Equivalents	331.4	589.3	1,422.9
Accounts Receivables (Net)	1,230.9	1,519.9	1,542.9
Deferred and Recoverable Taxes	310.0	321.4	314.1
Other Recoverable Amounts	165.6	133.7	112.4
Inventories	8.4	5.4	23.3
Other	42.0	55.5	54.2

LONG TERM ASSETS	989.0	1,048.5	1,106.4

Loans and Financing	5.2	7.0	6.6
Deferred and Recoverable Taxes	665.8	636.1	657.7
Other	318.0	405.4	442.1

PERMANENT ASSETS	10,979.0	10,536.5	10,814.4

Investment (Net)	68.9	79.9	112.2
Property, Plant and Equipment (Net)	10,333.9	9,887.6	10,040.5
Property, Plant and Equipment (Gross)	22,706.2	23,544.9	24,077.2
Accumulated Depreciation	(12,372.3)	(13,657.3)	(14,036.7)
Deferred Assets (Net)	576.2	569.0	661.7

TOTAL ASSETS	14,056.1	14,210.1	15,390.5

CURRENT LIABILITIES	2,673.7	2,262.9	2,623.9

Loans and Financing	530.7	552.9	683.3
Suppliers	1,210.7	783.7	919.0
Taxes and Contributions	275.7	331.0	371.0
Dividends Payable/Profit Sharing	280.9	262.8	349.6
Provisions	105.1	94.1	95.4
Personnel, Salaries and Benefits	91.7	68.7	44.1
Consignment for Third Parties	83.8	85.1	78.6
Other	95.2	84.6	82.9

LONG TERM LIABILITIES	4,507.1	5,048.8	5,792.0

Loans and Financing	3,504.5	3,881.2	4,398.5
Provisions	764.2	790.1	795.7
Taxes and Contributions	203.8	326.7	391.9
Authorization for Services Exploration	-	-	175.0
Other	34.6	50.7	30.9

DEFERRED INCOME	11.0	9.6	11.0

SHAREHOLDERS' EQUITY	6,864.3	6,888.8	6,963.5

Capital Stock	3,296.2	3,335.8	3,335.8
Capital Reserves	1,647.3	1,607.9	1,613.3
Profit Reserves	251.2	251.2	273.2
Retained Earnings	1,729.7	1,740.8	1,802.0
Treasury Shares	(60.1)	(46.9)	(60.8)

TOTAL LIABILITIES	14,056.1	14,210.1	15,390.5

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INDEBTEDNESS

Issuance of R$400 million in Debentures	In a meeting held on November 04, 2002, Brasil Telecom S.A.’s Board of Directors approved the third issuance, being the second public, by the Company, of non-convertible debentures, in single series, in the total amount of R$400 million, with warranty to be rendered by Brasil Telecom Participações S.A. The cost of the operation is equivalent to 109% of the DI rate and the maturity date is predicted to December 1, 2004.

Table 11: Indebtedness

R$ Million	Currency	Cost	Maturity	% Total	Balance Dec/02

Short Term				13.4%	683.3
Private Debenture (BRP)	R$	CDI	Jul/2006		105.2
Inter Company (BRP)	US$	1.75% p.a.	Jul/2014		11.2
BNDES	R$	TJLP + 6.5% p.a.	Dec/2007		14.3
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		323.8
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		78.1
BNDES	R$	Basket + 6.5%	Dec/2007		47.1
BNDES	R$	Basket + 3.85%	Nov/2007		16.7
BRDE	R$	IGP-M+12.0% p.a.	Sep/2006		6.8
Public Debenture - 1st Issuance	R$	109% CDI	May/2004		17.4
Public Debenture - 2nd Issuance	R$	109% CDI	Dec/2004		7.2
Financial Institutions I	US$	15.50% p.a.	Jun/2003		35.8
Financial Institutions II	US$	Lib6 + 4.0% p.a.	Mar/2006		16.1
Financial Institutions III	US$	Lib6 + 2.4% p.a.	Dec/2005		7.9
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2010		14.1
Suppliers I	R$	19.56% p.a.	Oct/2002		0.0
Suppliers II	US$	Lib3 + 2.95% p.a.	Jun/2007		0.6
Suppliers III	US$	1.75% p.a.	Feb/2014		0.3
Hedge Adjustmest					(19.3)
Long Term				86.6%	4,398.5
Private Debenture (BRP)	R$	CDI	Jul/2006		1,300.0
Inter Company (BRP)	US$	1.75% p.a.	Jul/2014		108.9
BNDES	R$	TJLP + 6.5% p.a.	Dec/2007		55.5
BNDES	R$	TJLP + 3.85% p.a.	Dec/2007		1,319.7
BNDES	R$	TJLP + 3.85% p.a.	Oct/2007		283.7
BNDES	R$	Basket + 6.5%	Dec/2007		181.5
BNDES	R$	Basket + 3.85%	Nov/2007		62.1
BRDE	R$	IGP-M+12.0% p.a.	Sep/2006		18.9
Public Debenture - 1st Issuance	R$	109% CDI	May/2004		500.0
Public Debenture - 2nd Issuance	R$	109% CDI	Dec/2004		400.0
Financial Institutions II	US$	Lib6 + 4.0% p.a.	Mar/2006		37.9
Financial Institutions III	US$	Lib6 + 2.4% p.a.	Dec/2005		25.2
Financial Institutions IV	US$	Lib6 + 0.5% p.a.	Jul/2008-Jul/2010		99.9
Suppliers II	US$	Lib3 + 2.95% p.a.	Jun/2007		2.5
Suppliers III	US$	1.75% p.a.	Feb/2014		2.7
Total Debt				100.0%	5,081.8

Total Debt	At the end of December 2002, Brasil Telecom’s consolidated debt was R$5.1 billion,14.6% above the 3Q02 due to the issuance of R$400 million in debentures and to a loan of R$325 million obtained with the BNDES, referent to the 2001 line of credit.

Average Cost of the Debt	At the end of December 2002, Brasil Telecom’s consolidated debt had an average cost of 19.5% p.a., equal to 78.3% of the CDI rate, and duration of, approximately, 30 months.

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Net Debt	Net debt totaled R$3,658.9 million, a drop of 4.8% in relation to September. Excluding inter-company and private debentures with Brasil Telecom Participações, net debt at the end of December was R$2,133.6 million.

Debt with Long Term Profile	At the end of 4Q02, 86.6% of the total debt was allocated in the long term, presenting the following amortization schedule:

Table 12: Amortization Schedule of Long Term Debt

Maturity	% Long Term Debt

2004	41.5
2005	21.0
2006	23.5
2007	11.3
2008 and after	2.7

Dollar Denominated Debt	In December, the dollar denominated debt totaled R$363.2 million (R$343.8 million net of hedge). As a percentage of total debt, dollar denominated debt represented 7.1% (6.8% net of hedge), against 9.2% (8.1% net of hedge) at the end of September.

Brasil Telecom had hedge for 34.7% of the indebtedness in dollar, being all debt maturing until December 2004 hedged against exchange variations.

Financial Leverage	On December 31, 2002 Brasil Telecom’s financial leverage ratio, represented by net debt (excluding the debt with the parent company)/shareholders’ equity, was 30.6%.

INVESTMENTS IN THE PERMANENT ASSETS

Table 13: Breakdown of Investments in the Permanent Assets

R$ Million	4Q01	3Q02	4Q02	Change in Quarter	12M01	12M02	Change in Year

Network	565.4	162.1	387.0	138.7%	2,501.8	1,042.4	-58.3%
Access Network	321.9	18.4	98.5	435.2%	1,094.1	212.9	-80.5%
Switching	69.8	44.7	63.4	41.8%	455.8	235.0	-48.4%
Transmission	80.7	12.5	44.7	257.6%	463.1	133.5	-71.2%
Data and Intelligent Network	80.8	50.8	164.6	224.0%	176.3	312.3	77.2%
Infra-Structure	12.2	35.7	15.8	-55.7%	312.5	148.7	-52.4%
Public Telephony	4.7	1.7	1.3	-23.5%	54.3	12.4	-77.1%
Expansion Personnel	32.9	21.9	23.5	7.3%	115.8	98.4	-15.0%
Information Technology	97.2	68.3	144.9	112.2%	216.8	366.8	69.2%
Other Investment in Permanent Assets	70.1	28.2	36.7	30.2%	289.7	134.1	-53.7%
PCS Licenses	-	-	194.1	N.A.	-	194.1	N.A.

Total Investment in Permanent Assets	770.3	282.2	787.5	179.1%	3,178.4	1,848.3	-41.8%

Expansion Financial Expenses	55.6	49.6	25.4	-48.8%	247.4	129.4	-47.7%

Total	825.9	331.8	812.9	145.0%	3,425.7	1,977.6	-42.3%

Investments in the Permanent Assets	Brasil Telecom invested R$812.9 billion in 4Q02, being 47.6% in the modernization and expansion of the plant and 23.9% in the acquisition of PCS licenses. The 138.7% increase of investments in network and, consequently, in total investments, is compatible with the demand of the quarter and with the accomplishment of the goals established in the company’s concession contracts.

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In 2002, investments dropped 47.4%, totaling 1,977.6 million, being R$194,1 in the acquisition of PCS licenses. Excluding this investment, Brasil Telecom invested 47.9% less than in 2001. Investments in Data Network/Intelligent Network and in Information Technology grew 224.0% and 112.2% in 4Q02, respectively, reflecting Brasil Telecom’s strategy to expand in data communication.

CASH FLOW

Table 14: Consolidated Cash Flow

	R$ Million	3Q02	4Q02	12M02

OPERATING ACTIVITIES
(+)	Net Income of the Period	104.2	181.2	440.1
(+)	Items with no Cash Effects	820.0	697.7	3,079.9
	Depreciation and Amortization	509.1	520.6	2,002.7
	Losses with Accounts Receivable from Services	59.0	76.2	253.3
	Provision for Doubtful Credits	3.6	(2.8)	10.2
	Provision for Contingencies	7.1	(12.0)	17.2
	Deferred Taxes	11.4	10.3	42.0
	Amortization of Goodwill Paid in the Acquistion of Investments	31.0	31.0	124.0
	Result from the Write-off of Permanent Assets	7.8	8.9	33.3
	Financial Expenses	213.8	126.3	644.2
	Other Expenses/Revenues with no Cash Effects	(22.9)	(60.8)	(47.1)
(-)	Equity Changes	153.0	(134.6)	420.9
(=)	Cash Flow from Operating Activities	771.2	1,013.5	3,099.1

INVESTMENT ACTIVITIES
	Financial Investments	(5.5)	0.8	(7.5)
	Investment Suppliers	(102.9)	141.0	(255.9)
	Funds from Sales of Permanent Assets	6.7	9.1	24.4
	Investments in Permanent Assets	(282.2)	(787.5)	(1,840.1)
	Other Investment Flows	(13.0)	(16.0)	(8.9)
(=)	Cash Flow from Investment Activities	(396.9)	(652.6)	(2,087.9)

FINANCING ACTIVITIES
	Dividens/Interests on Shareholders' Equity paid in the Period	(26.9)	(0.6)	(189.7)
	Loans and Financing	(282.3)	494.9	291.3
	Loans Obtained	6.1	718.0	1,249.9
	Loans Paid	(125.2)	(111.5)	(437.0)
	Interest Paid	(163.2)	(111.6)	(521.6)
	Increases (Decreases) in Shareholders' Equity	0.1	(21.5)	(21.3)
	Other Financing Flows	(0.5)	(0.0)	(0.0)
(=)	Cash Flow from Financing Activities	(309.6)	472.8	80.3

CASH FLOW OF THE PERIOD		64.7	833.6	1,091.5

	Cash and Cash Equivalents - current balance	589.3	1,422.9	1,422.9
	Cash and Cash Equivalents - previous balance	524.5	589.3	331.4
	Variation in Cash and Cash Equivalents	64.7	833.6	1,091.5

Cash flow of R$834 million in 4Q02	Brasil Telecom’s operations generated R$1,013.5 million in 4Q02. The investments in Permanent Assets of R$787.5 million combined with the positive flow of R$141.0 million from Investment Suppliers consumed a cash flow of R$652.6 million. The financing activities cash flow was positive in R$472.8 million, mainly due to the debentures issuance and the loan from BNDES.

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In 2002, Brasil Telecom generated a free cash flow (operating activities – investment activities) of R$1.0 billion.

EVA

Value Creation reaches R$273 million in 2002	Brasil Telecom presented an EVA improvement of R$272.8 million in 2002, in relation to the same period of 2001.

It is important to highlight that what matters in EVA measure is not its absolute value, but its variation from one period to another. When the performance of one year improves in relation to the previous years, it means that there was value creation to shareholders.

Table 15: EVA Improvement

R$ Million	12M01	12M02	Change in Year

NOPAT	669.5	1,038.2	55.1%

Average Capital	10,342.7	11,159.9	7.9%
Annual Cost of Capital	21.3%	20.6%	-0.7 p.p.
(–) CAPITAL CHARGE	2,203.0	2,298.9	4.4%

(=) EVA	(1,533.5)	(1,260.7)	-17.8%

EVA IMPROVEMENT	—	272.8	—

CORPORATE GOVERNANCE

Amendment to Corporate By-Laws	In the Extraordinary General Shareholders’ Meeting held on December 19, 2002, an amendment to article 12 of the By-Laws was approved, in order to adapt it to the terms of Law 10,303 of October 31, 2001, conferring to the Company’s preferred shares, in addition to the effective advantages and preferences, the payment of the minimum and non-cumulative dividend of 3% of the shareholders’ equity per share, whenever the dividend calculated according to this criteria surpasses the amount of 6% of the capital stock per share.

STOCK MARKET

Shares Buyback Program	In a meeting held on December 27, 2002, the Board of Directors of Brasil Telecom S.A. approved a Preferred Shares Buyback Program, to be kept in treasury or for posterior alienation or canceling. According to the program, the Company may acquire 18,078,192,281 preferred shares, accounting for 10% of the total preferred shares in circulation, for a three months period, beginning on January 2, 2003. On December 26, 2002, Brasil Telecom S.A. had 3,602,489,041 preferred shares in treasury.

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Table 16: Stock Performance

			Performance

	Closing Price as of Dec/31/02	In 4Q02	In 2002	In 24 months	Since Sep/21/98(1)

Common Shares (BRTO3) (in R$/1,000 shares)	11.30	16.5%	7.6%	-28.1%	275.4%
Preferred Shares (BRTO4) (in R$/1,000 shares)	11.74	8.2%	-11.1%	-28.4%	163.2%
ADR (BTM) (in US$/ADR)(2)	10.42	24.8%	-41.3%	—	—
Ibovespa (points)	11,268	30.7%	-17.0%	-26.2%	74.7%
Itel (points)(3)	532	19.9%	-20.3%	-40.6%	—
IGC (points)(4)	1,027	29.7%	1.6%	—	—
Dow Jones (points)	8,342	9.9%	-17.7%	-22.7%	5.1%

(1)	Listing on the Bovespa of the shares of the companies from Telebras spin-off
(2)	Performance of the ADR since the listing in the NYSE, on November 16, 2001.
(3)	Telecom Index, created on January 2002 with a base of 1,000 points for December 30, 1999.
(4)	Index of Stocks with Differentiated Corporate Governance.

Table 17: Participation in Indexes

	Ibovespa		Itel		IGC

	Sep/Dec	Jan/Apr	Sep/Dec	Jan/Apr	Sep/Dec	Jan/Apr

BRTO3	—	—	—	0.2850%	0.1230%	0.1290%
BRTO4	2.6680%	2.3740%	9.5340%	9.5160%	4.8930%	4.2930%

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SHAREHOLDERS’ STRUCTURE

Table 18: Shareholders’ Structure

Dec 2002	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	237,982,221,101	97.7%	114,787,167,580	38.8%	352,769,388,681	65.4%
ADR	—	—	12,804,588,000	4.3%	12,804,588,000	2.4%
Tesouraria	—	—	3,548,759,716	1.2%	3,548,759,716	0.7%
Outros	5,581,908,967	2.3%	164,428,575,102	55.6%	170,010,484,069	31.5%

Total	243,564,130,068	100.0%	295,569,090,398	100.0%	539,133,220,466	100.0%

Sep 2002	Common Shares	%	Preferred Shares	%	Total	%

Brasil Telecom Participações	237,982,221,101	97.7%	114,787,167,580	38.8%	352,769,388,681	65.4%
ADR	—	—	13,267,917,000	4.5%	13,267,917,000	2.5%
Tesouraria	—	—	1,860,870,028	0.6%	1,860,870,028	0.3%
Outros	5,581,908,967	2.3%	165,653,135,790	56.0%	171,235,044,757	31.8%

Total	243,564,130,068	100.0%	295,569,090,398	100.0%	539,133,220,466	100.0%

RECENT DEVELOPMENTS

MetroRED Acquisition	On February 18, 2003, Brasil Telecom announced the acquisition of a 19.9% stake of MTH do Brasil Ltda.’s capital, which holds 99.99% of MetroRED Telecomunicações Ltda. (MetroRED Brasil), for US$17,0 million. Besides that, Brasil Telecom has a purchase option to acquire the remaining 80.1% of MTH’s capital, for US$51.0 million. Brasil Telecom can only exercise the purchase option after the certification, by Anatel, of the 2003 goals accomplishment.

MetroRED Brasil will allow Brasil Telecom to continue its strategy positioning itself as the leader in data transmission services for the corporate market.

MetroRED’s transport network is totally complementary to Brasil Telecom’s and has an excellent capillarity in the three main corporate markets outside Region II - São Paulo, Rio de Janeiro and Belo Horizonte. The system is comprised of 331 km of local and 1,496 km of long distance networks, connecting those cities. Besides that, the company has an Internet Solution Center with 3,500 m² in São Paulo, which offers co-location, hosting and value-added services.

In addition, the company has a management team with large experience and great knowledge of São Paulo, Rio de Janeiro and Belo Horizonte markets.

Globenet Acquisition	Brasil Telecom, through its wholly owned subsidiary, BrT Serviços de Internet S.A. (BrTSI), celebrated an agreement of purchase and sale of shares and assets with affiliated companies of GlobeNet Communications Group Ltd. (Grupo GlobeNet) in November 15, 2002. The acquisition involved the payment of US$48 million, being 60% in the closing of the deal and the remaining 40% in eighteen months.

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Observed the conditions provided in the contract, BrTSI will acquire all assets related to the submarine optical fiber cable systems, comprised of two rings: Northern Ring, connecting Caracas (Venezuela), Boca Raton (Florida, US), Tuckerton (New Jersey, US) and Saint David’s (Bermuda), and Central Ring, connecting Rio de Janeiro (Brazil) to Fortaleza (Brazil).

	The cable system belongs to 360americas USA, 360americas Bermuda, 360americas (Venezuela) S.A. and 360americas do Brasil Ltda., which operates in the United States, Bermuda, Venezuela and Brazil, respectively. In relation to 360americas do Brasil Ltda., the business does not involve the acquisition of licenses granted by Anatel for the rendering of data communication services. However, BrTSI may lease the existing data transmission capacity to other companies authorized to render these services.

Acquisition of PCS Licenses	In line with the strategy to offer integrated solutions to its customers, Brasil Telecom acquired PCS licenses for R$191.5 million, in auction held on November 19, 2002. In relation to the minimum price of R$184.9 million, Brasil Telecom paid a 3.6% premium.

	Table 19: PCS Licenses Acquired

	Area	Minimum Price (R$ Thousand)	Price Paid (R$ Thousand)	Premium (%)

	Paraná and Santa Catarina	69,149	73,989	7.0
	Rio Grande do Sul	47,528	48,240	1.5
	Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás and Distrito Federal	68,241	69,264	1.5

	Total	184,918	191,493	3.6

Brasil Telecom signed the Authorization Agreement on December 19, 2002, when made the payment equal to 10% of the proposed price. The remaining 90% will be paid in six annual installments, with maturity dates in up to 36, 48, 60, 72, 84 and 96 months, from the date of the Authorization Agreement signature. The installments will be corrected by IGP-DI inflation index.

According to the rules established by Anatel, Brasil Telecom has 12 months to start his PCS operations and, if it wills to start the service before 2004, it must anticipate the universalization goals.

In relation to the amounts paid for the same licenses in the auction held on February 13, 2001, we observed a favorable situation to Brasil Telecom, which acquired the licenses by, approximately, R$350 million less than the amount paid at that time.

Brasil Celular Consortium	Brasil Telecom S.A., Telemig Celular S.A. and Amazônia Celular S.A. - Maranhão celebrated an Understanding Memorandum with the objective of developing joint studies to establish technical, operational and commercial cooperation between the companies. It is expected that the final result of these studies disclose gains of scale and synergies in the operation of respective cellular telecommunication services, thus enabling the establishment of a consortium between the companies, to be named Brasil Celular Consortium.

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Satisfaction Survey	On February 12, 2003, Anatel published the results of its first survey to measure the customers’ satisfaction with telecommunications services in Brazil, in which 84.2 thousand users were interviewed. The satisfaction indexes concerning the 34 operators were segmented in residential, non-residential and public telephony services.

	In the residential segment, out of 34 operators, Brasil Telecom’s CTMR, responsible for the services in the city of Pelotas, Rio Grande do Sul, obtained the higher satisfaction index of the country. Check the performance of Brasil Telecom’s other branches in the following table:

	Table 20: Satisfaction Index – Residential

	Operator	Ranking		Satisfaction Index

	CTMR	1	º	80.7%
	Telesc	2	º	80.6%
	Telegoiás	5	º	78.0%
	Telems	7	º	77.7%
	Telepar	10	º	75.9%
	Telemat	13	º	74.1%
	Telebrasília	14	º	73.9%
	Teleron	15	º	73.7%
	CRT	16	º	73.6%
	Teleacre	17	º	73.4%

In the non-residential segment, Brasil Telecom’s 10 operators are among the top 14.

Table 21: Satisfaction Index – Non-Residential

Operator	Ranking		Satisfaction Index

Telems	2	º	75.9%
Telegoiás	4	º	75.7%
Teleron	7	º	74.4%
CTMR	10	º	72.5%
Telepar	11	º	71.7%
Telesc	12	º	71.5%
Telemat	12	º	71.5%
Teleacre	13	º	71.4%
Telebrasília	14	º	70.4%
CRT	14	º	70.4%

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In the public telephony segment, the top-4 operators in the country belong to Brasil Telecom.

Table 22: Satisfaction Index – Public Telephony

Operator	Ranking		Satisfaction Index

Telems	1	º	74.3%
CTMR	2	º	72.6%
CRT	3	º	72.4%
Telesc	4	º	71.4%
Telegoiás	6	º	70.0%
Teleacre	9	º	68.2%
Telebrasília	13	º	67.1%
Teleron	14	º	66.6%
Telepar	22	º	61.2%
Telemat	30	º	52.5%

	Brasil Telecom’s performance in the satisfaction survey shows the Company’s commitment with the quality of the services rendered to its clients.

Readjustment of Fixed-mobile Tariffs	On February 5, 2003, Anatel approved the readjustment of Brasil Telecom’s fixed-mobile call tariffs. The average readjustments were 23.5% for VC-1 calls and 22.0% for VC-2 and VC-3 calls. The new tariffs became effective on February 8, 2003. Beginning on this readjustment, the fixed-mobile tariffs charged by STFC companies will be different for each mobile operator, depending on the fixed-mobile interconnection rate (TU-M or VU-M) charged by the mobile company.

Readjustment of Fixed-mobile Interconnection Rates	On February 5, 2003, Anatel granted mobile companies an average readjustment of 22.0% for fixed-mobile interconnection rates. The new rates will become effective on different dates, depending on the company.

Collective Labor Agreement 2002/2003	Brasil Telecom’s 2002/2003 Collective Labor Agreement was signed and will be in effect from December 1, 2002 to November 30, 2003.

	a) Indemnity bonus were paid on December 20, 2002, proportional to the months of work in 2002, as shown below:

	Table 23: Indemnity Bonus

	Salary Range	% Bonus

	Up to R$2,700.00	27.54%
	From R$2,700.01 to R$4,200.00	24.30%
	From R$4,200.01 to R$5,999.99	21.06%

	b) Salaries in effect on December 1, 2002 were readjusted on February 1, 2003, as shown below:

	Table 24: Salaries’ Readjustment

	Salary Range	% Bonus

	Up to R$2,700.00	8.5%
	From R$2,700.01 to R$4,200.00	7.5%
	From R$4,200.01 to R$5,999.99	6.5%

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Public Hearing on Proposals for New Concession Contracts	On December 27, 2002, Anatel started a public hearing on proposals for the new Concession Contracts for the Switched Fixed Telephone Service (STFC), for Local, DLD and ILD services, as well as for the Universalization and Quality Goals Plans. The Guidelines regarding relevant regulatory points that may be amended in the next years were also put for public discussion.

Such documents propose discussions on interconnection, network remuneration, universalization and quality of services, tariffs model, number portability, among others.

The proposals will be under Public Hearing at the Agency’s website (www.anatel.gov.br), and the public can send contributions and suggestions up to March 17, 2003.

“Talk to the CEO” Program”	Brasil Telecom launched a new channel for internal communication: Talk to the CEO. This channel is available on the Intranet and was opened so as employees could send suggestions, doubts and criticism that will be analyzed by the CEO. With this initiative, Brasil Telecom expects to narrow its relationship with employees and continue to base its actions on transparency.

SOS Phone	On December 2, 2002, Brasil Telecom launched a new service for the maintenance and repair of phone lines, called S.O.S. Phone. The service, which costs R$1.90/month, is directed to residential and SOHO (Small Office Home Office) markets and will be rendered by engineering companies accredited by Brasil Telecom.

The S.O.S. Phone can be acquired by those customers who have more than one phone connection, and represents, in addition to safety, assurance that problems with plugs and cables in the internal network (that goes from the street cabinet to the customer’s handset) will be solved by a specialized technical assistance team at a competitive cost. According to the telecommunications industry’s regulation, Brasil Telecom is only responsible for problems in the external network.

Lig Mix	On December 15, 2002, Brasil Telecom launched a new service: the LigMix Phone. With this service, customers can control expenses in long-distance calls as well as in fixed-mobile calls. Thus, besides offering differentiated services to its customers, Brasil Telecom also launches a new measure to reduce bad debt. LigMix offers the following advantages:

·	Pre-paid system: Customers activate a LigMix card acquired in Brasil Telecom’s accredited outlets to make long-distance calls through the carrier selection code 14 and fixed-mobile calls. There are 2 options of expense: R$14.00 and R$25.00.

·	Post-paid system: Customers receive a monthly bill with local fixed-fixed calls, monthly subscription and other additional services (ADSL, intelligent services, etc).

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MAIN INDICATORS

Table 25: Evolution of Operating and Financial Indicators

PLANT	1Q02	2Q02	3Q02	4Q02	2002

Lines installed (thousand)	10,442	10,505	10,544	10,548	10,548
Additional lines installed (thousand)	427	63	40	4	533

Lines in service - LIS (thousand)	8,855	8,940	9,228	9,465	9,465
Residential (thousand)	6,489	6,529	6,695	6,862	6,862
Non-residential (thousand)	1,538	1,530	1,556	1,540	1,540
Public phones (thousand)	290	291	290	293	293
Pre-paid (thousand)	-	59	145	206	206
Other (including PBX) (thousand)	538	531	542	564	564
Additional lines in service (thousand)	217	85	288	237	827
Average lines in service (thousand)	8,746	8,897	9,084	9,347	9,052

Utilization rate	84.8%	85.1%	87.5%	89.7%	89.7%

Teledensity (LIS/100 inhabitants)	22.0	22.0	22.6	23.1	23.1

ADSL lines sold (thousand)	65.1	101.5	118.3	168.4	168.4
ADSL lines in service (thousand)	54.8	89.8	108.4	140.7	140.7

TRAFFIC	1Q02	2Q02	3Q02	4Q02	2002

Exceeding local pulses (million)	3,153	3,312	3,298	3,256	13,019

Domestic long distance - DLD (million minutes)	1,647	1,924	1,922	1,756	7,248

Fixed-mobile (million minutes)	1,023	1,086	1,111	1,143	4,363
VC-1 (million minutes)	938	979	1,001	1,021	3,939
VC-2 (million minutes)	74	95	99	108	376
VC-3 (million minutes)	10	12	12	14	48

PRODUCTIVITY	1Q02	2Q02	3Q02	4Q02	2002

# of employees	7,101	6,122	5,773	5,565	5,565
Average # of employees	7,489	6,612	5,948	5,669	6,773
LIS/employee	1,247	1,460	1,599	1,701	1,701

Net revenue/average # of employees/month (R$ thousand)	72.9	87.6	102.1	110.2	87.0
EBITDA/average # of employees/month (R$ thousand)	32.8	41.7	48.4	54.4	41.3
Net earnings/average # of employees/month (R$ thousand)	2.9	4.6	5.8	10.7	5.4

Exceeding local pulses/average LIS/month	120.2	124.1	121.0	116.1	119.9
DLD minutes/average LIS/month	62.8	72.1	70.5	62.6	66.7
Fixed-mobile minutes/average LIS/month	39.0	40.7	40.8	40.8	40.2

Net revenue/average LIS/month (R$)	62.4	65.1	66.8	66.8	65.1
EBITDA/average LIS/month (R$)	28.1	31.0	31.7	33.0	30.9
Net earnings/average LIS/month (R$)	2.4	3.4	3.8	6.5	4.1

QUALITY	1Q02	2Q02	3Q02	4Q02	2002

Quality goals achieved	33/33/32	33/35/35	35/35/35	34/35/35	–

Digitization rate	98.3%	98.7%	98.8%	99.0%	99.0%

PROFITABILITY	1Q02	2Q02	3Q02	4Q02	2002

EBITDA margin	45.0%	47.6%	47.4%	49.4%	47.4%

Net margin	3.9%	5.2%	5.7%	9.7%	6.2%

Return on equity - ROE	0.9%	1.3%	1.5%	2.6%	6.3%

CAPITAL STRUCTURE	1Q02	2Q02	3Q02	4Q02	2002

Cash and cash equivalents	204	525	589	1,423	1,423

Total debt (R$ million)	3,977	4,458	4,434	5,082	5,082
Short term debt	14.2%	13.0%	12.5%	13.4%	13.4%
Long term debt	85.8%	87.0%	87.5%	86.6%	86.6%

Net debt (R$ million)	3,773	3,934	3,845	3,659	3,659

Debt with BRP (inter-company + debenture) (R$ million)	1,419	1,495	1,471	1,525	1,525
Net debt excluding debt with BRP (R$ million)	2,354	2,439	2,374	2,134	2,134

Shareholders' equity (R$ million)	6,848	6,899	6,889	6,964	6,964

Net debt/shareholders' equity	55.1%	57.0%	55.8%	52.5%	52.5%
Net debt excluding debt with BRP/shareholders' equity	34.4%	35.3%	34.5%	30.6%	30.6%

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UPCOMING EVENTS

Conference Call: 4Q02 Results
Dial in #: (1 719) 457-2683
Date: February 20, 2003 (Thursday)
Time: 10:00 a.m. Eastern time (12:00 p.m. Brasilia time)

ABAMEC–SP: 4Q02 Results
Address: Rua São Bento, 545 – 5ª sobreloja, São Paulo, Brazil
Date: March 17, 2003 (Tuesday)
Time: 4:00 p.m. Brasilia time

IR CONTACTS

Renata Fontes	Phone: (55 61) 415-1256	renatafontes@brasiltelecom.com.br
Shay Chor	Phone: (55 61) 415-1291	shay@brasiltelecom.com.br
Flávia Menezes	Phone: (55 61) 415-1411	flaviam@brasiltelecom.com.br
Edinelson de Oliveira	Phone: (55 61) 415-1122	edinelson@brasiltelecom.com.br

MEDIA CONTACTS

Ivette Almeida	Phone: (1 212) 983-1702	ivette.almeida@annemcbride.com
Cesar Borges	Phone: (55 61) 415-1378	cesarb@brasiltelecom.com.br

This document contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of the company may be different from the company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 20, 2003

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer